UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2025

Commission file number:  001-39166

Metalla Royalty & Streaming Ltd.
(Translation of registrant's name into English)

501- 543 Granville Street, Vancouver, BC, V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover:

[  ] Form 20-F [ x ] Form 40-F

EXHIBIT INDEX

EXHIBITS 99.1, 99.4 AND 99.5 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-10 (FILE NO. 333-280367), AS AMENDED AND SUPPLEMENTED, AND ON FORM S-8 (FILE NOS. 333-234659, 333-249938, 333-265835 AND 333-276265) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED

Exhibit	Description

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025 and 2024

99.2	CEO Certification for period ended September 30, 2025

99.3	CFO Certification for period ended September 30, 2025

99.4	Management Discussion & Analysis for the three and nine months ended September 30, 2025

99.5	Consent of Charles Beaudry

99.6	Press Release dated November 13, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2025	/s/ Marjorie Winslow
Marjorie Winslow
Corporate Secretary